1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

April 24, 2015

VIA EDGAR

Ms. Kathy Churko

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 33-97598 and

Investment Company Act File No. 811-09102)

Dear Ms. Churko:

This letter responds to a comment provided by the staff of the Securities and Exchange Commission (the “Staff”) with respect to certain financial statements made by the Company, on behalf of certain of its series noted in Appendix A (each a “Fund,” and together, the “Funds”). The comment was provided in a telephone conversation on March 25, 2015. For your convenience, the Staff’s comment is summarized below and is followed by the Company’s response.

Comment: For each of the Funds with a fiscal year end of April 30 or August 31, in the Statements of Operations, the line item “Securities lending income – affiliated” is presented net of fees, as indicated by Note 2 in the Notes to Financial Statements. Please add the word “net” to the line item to be more clear.

Response: The word “net” will be added to the identified Statement of Operations line item for all relevant iShares funds beginning with the March 31, 2015 fiscal year ends. The line item will appear as “Securities lending income – affiliated – net.”

****

The Company has authorized us to represent on its behalf that, with respect to filings made by the Company with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Jack Gee

Mary Miley

Kevin Ryken

Dervilla Lannon

APPENDIX A

iShares, Inc. Series Name	Fiscal Year End
iShares Asia/Pacific Dividend ETF	April 30
iShares Emerging Markets Dividend ETF	April 30
iShares Core MSCI Emerging Markets ETF	August 31
iShares MSCI All Country World Minimum Volatility ETF	August 31
iShares MSCI Australia ETF	August 31
iShares MSCI Austria Capped ETF	August 31
iShares MSCI Belgium Capped ETF	August 31
iShares MSCI Brazil Capped ETF	August 31
iShares MSCI BRIC ETF	August 31
iShares MSCI Canada ETF	August 31
iShares MSCI Chile Capped ETF	August 31
iShares MSCI Colombia Capped ETF	August 31
iShares MSCI Emerging Markets Asia ETF	August 31
iShares MSCI Emerging Markets Consumer Discretionary ETF	August 31
iShares MSCI Emerging Markets Eastern Europe ETF	August 31
iShares MSCI Emerging Markets EMEA ETF	August 31
iShares MSCI Emerging Markets Energy Capped ETF	August 31
iShares MSCI Emerging Markets ETF	August 31
iShares MSCI Emerging Markets Growth ETF	August 31
iShares MSCI Emerging Markets Minimum Volatility ETF	August 31
iShares MSCI Emerging Markets Small-Cap ETF	August 31
iShares MSCI Emerging Markets Value ETF	August 31
iShares MSCI EMU ETF	August 31
iShares MSCI France ETF	August 31
iShares MSCI Frontier 100 ETF	August 31
iShares MSCI Germany ETF	August 31
iShares MSCI Global Agriculture Producers ETF	August 31
iShares MSCI Global Energy Producers ETF	August 31
iShares MSCI Global Gold Miners ETF	August 31
iShares MSCI Global Metals & Mining Producers ETF	August 31
iShares MSCI Global Silver Miners ETF	August 31
iShares MSCI Hong Kong ETF	August 31
iShares MSCI Israel Capped ETF	August 31
iShares MSCI Italy Capped ETF	August 31
iShares MSCI Japan ETF	August 31
iShares MSCI Japan Small-Cap ETF	August 31
iShares MSCI Malaysia ETF	August 31
iShares MSCI Mexico Capped ETF	August 31

A-1

iShares MSCI Netherlands ETF	August 31
iShares MSCI Pacific ex Japan ETF	August 31
iShares MSCI Singapore ETF	August 31
iShares MSCI South Africa ETF	August 31
iShares MSCI South Korea Capped ETF	August 31
iShares MSCI Spain Capped ETF	August 31
iShares MSCI Sweden ETF	August 31
iShares MSCI Switzerland Capped ETF	August 31
iShares MSCI Taiwan ETF	August 31
iShares MSCI Thailand Capped ETF	August 31
iShares MSCI Turkey ETF	August 31
iShares MSCI United Kingdom ETF (now a series of iShares Trust)	August 31
iShares MSCI USA ETF	August 31
iShares MSCI World ETF	August 31

A-2